

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 16, 2011

<u>Via U.S. Mail</u>

Mr. Daniel G. Zang
Chief Financial Officer
Umami Sustainable Seafood Inc.
1230 Columbia Street, Suite 1100
San Diego, CA   92101

   Re: **Umami Sustainable Seafood Inc.**
     Item 4.01 Form 8-K
     Filed February 3, 2011
     File No. 0-52401

Dear Mr. Zang:

   We have completed our review of your filings and have no further comments at this time.

        Sincerely,

        Kevin Vaughn
        Accounting Branch Chief